Sehrish Siddiqui		The Tower at Peabody Place
Phone:	(901) 543-5979	100 Peabody Place, Suite 900
Fax:	(877) 521-2816	Memphis, TN 38103-3672
E-mail:	ssiddiqui@bassberry.com	(901) 543-5900
July 16, 2010
Mr. Kevin Rupert
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041

Re:	Triangle Capital Corporation Post-effective Amendment No. 6 to Registration Statement on Form N-2 File No. 333-151930
Dear Kevin:
          In response to our phone conversations on July 6, 2010 and July 8, 2010, this letter sets forth the responses of our client, Triangle Capital Corporation (the “Company”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Post-effective Amendment No. 6 to the Company’s Registration Statement on Form N-2, File No. 333-151930, filed via EDGAR as a POS 8C filing on June 9, 2010 (the “Registration Statement”). For your convenience, we have included below each comment you provided during the above referenced phone conversations, followed in turn by the Company’s response.
1. Investment Portfolio (Page 3)
          Comment: There are several instances within the Company’s list of investment portfolios where a write down occurred in a portfolio company’s equity, but the cost and fair value of the debt remained the same. Please explain this apparent inconsistency.
          Response: Each quarter, the Company performs a detailed valuation process on each portfolio investment. For certain investments, the Company’s valuation analysis yields a result whereby there is sufficient enterprise value to cover the entire amount of a debt investment (including debt which is junior in order of preference to the Company’s investment) but where there is not sufficient enterprise value to cover the entire amount of an equity investment. In this situation it is possible that the Company will record a writedown in the fair value of its equity investment in a particular portfolio company while the fair value of the debt investment remains equal to the cost basis. Two examples of this type of situation are the Company’s investments in Syrgis Holdings, Inc., and Trusthouse Services Group, Inc. In certain other situations where there is sufficient enterprise value to cover the entire amount of a debt investment and there is not sufficient enterprise value to cover the entire amount of an equity investment, it is possible that the Company will record a partial writedown to its debt investment and a full writedown to its equity
bassberry.com

July 16, 2010

investment. An example of this type of situation is the Company’s investments in American De-Rosa Lamparts, LLC and Hallmark Lighting and Brantley Transportation, LLC.
2. Non-Accrual Assets (Page 46)
          Comment: The assets within this section are listed on a non-accrual basis. The Company made two distinct debt investments in each of Gerli and Company and Waste Recyclers Holdings, LLC. In each of these companies, the fair value of one debt investment incurs a write down, while the fair value of the other debt investment within the same company remains identical to its cost. Given their non-accrual status, please explain why the cost and fair value remain equal in one debt investment while the other debt investment of the same company incurs a write down. It is generally expected that the fair value of an asset placed in non-accrual status will decrease.
          Response: The Company agrees with the Staff’s comment that it is generally expected that the fair value of an asset placed on non-accrual status will decrease below its cost. However, given the particular facts, the Company believes that the valuation process for the investments in Gerli and Company and Waste Recyclers Holdings, LLC, yields results that are an exception to this general expectation. Explanations for these two apparent exceptions follow:
•	Gerli and Company: The Company has reported one debt investment’s fair value as equal to its cost basis and has written down the second debt investment in relation to its cost basis because the subordinated debt investment of $120,000 (the “Senior Note”) is senior to the subordinated debt investment of $3.1 million (the “Junior Note”). Because the fair value of the Junior Note is greater than zero, the fair value of the Senior Note is equal to its cost basis. Gerli and Company is paying the cash portion of the interest on the Senior Note and the Company is not recognizing the paid-in-kind (“PIK”) interest on the Senior Note. Thus, a portion of the interest of the Senior Note is on non-accrual status while the other portion is not. Due to the immateriality of the Senior Note and its accompanying interest, the Company classified the entire balance of the Senior Note on non-accrual status with the intent of making the presentation easier for an investor to understand.

•	Waste Recycler Holdings, LLC: The Company has only one subordinated note in Waste Recycler Holdings, LLC (the “Note”), which it has bifurcated pursuant to the terms of an amendment to the Note. The Company has presented within its financial statements the two portions of the Note as two distinct notes because each portion has a different split between cash interest and PIK interest. The Company believes this bifurcated presentation is more transparent to an investor, especially given the significant difference between cash interest and PIK interest within the two portions of the Note.

With respect to valuation, the portion of the Note with a cost basis of $4.1 million is senior to the portion with a cost basis of $5.7 million. Since the fair value of the junior $5.7 million portion of the Note is greater than zero, the fair value of the $4.1 million senior portion has not been written down. In the case that the $5.7 million portion had a fair value of zero, there could potentially be some writedown of the $4.1 million portion based on the circumstances at that time.
3. Safe Harbor
          Comment: Please confirm your understanding that a business development company is a type of investment company under the Investment Company Act of 1940 that is not subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.

July 16, 2010

          Response: The Company acknowledges that the safe harbor for forward looking statements under the Private Securities Litigation Reform Act of 1995 does not apply to investment companies, including business development companies such as the Company.
4. Fair Value Determination (Page 54)
          Comment: The Company explains its process of determining the fair value of debt and equity securities, including its review of similar companies that are publicly-traded and the market multiple of equity securities, and the valuation of the securities based on recent sales in comparable transactions. Please specify the extent to which comparisons of debt and equity of publicly traded companies are used in the Company’s fair value determination.
          Response: In response to the Staff’s comment, the Company proposes to improve its disclosure regarding the process of determining the fair value of debt and equity securities in future filings. The Company believes the revised disclosure included below will specify the extent to which comparisons of debt and equity of publicly traded companies are used in the Company’s fair value determination of debt and equity securities.
          In making the good faith determination of the value of debt securities, we start with the cost basis of the security, which includes the amortized original issue discount, and paid-in-kind (PIK) interest, if any. We also use a risk rating system to estimate the probability of default on the debt securities and the probability of loss if there is a default. The risk rating system covers both qualitative and quantitative aspects of the business and the securities held. In valuing debt securities, we utilize an “income approach” model that considers factors including, but not limited to, (i) the portfolio investment’s current risk rating (discussed below), (ii) the portfolio company’s current trailing twelve months’ (“TTM”) results of operations as compared to the portfolio company’s TTM results of operations as of the date the investment was made, and the portfolio company’s outlook for the next twelve months of operations, (iii) the portfolio company’s current leverage as compared to its leverage as of the date the investment was made, (iv) publicly available information regarding current pricing and credit metrics for similar proposed and executed investment transactions of private companies and, (v) when management believes a relevant comparison exists, current pricing and credit metrics for similar proposed and executed investment transactions of publicly traded debt.
          In valuing equity securities of private companies, we consider valuation methodologies consistent with industry practice, including (i) valuation using a valuation model based on original transaction multiples and the portfolio company’s recent financial performance, (ii) publicly available information regarding the valuation of the securities based on recent sales in comparable transactions of private companies and (iii) when management believes there are similar companies that are publicly traded, a review of these publicly traded companies and the market multiple of their equity securities.
5. Effectiveness of Registration Statement
     Comment: The Company must provide an acceleration request in order for the Commission to declare the Registration Statement effective. At the time the Registration Statement becomes effective, the Company’s financial statements must be within the last 135 days.
     Response: The Company hereby undertakes to provide an acceleration request in order for the Commission to declare the Registration Statement effective. Additionally, the Company hereby undertakes to include financial statements that are current pursuant to the applicable rules.

July 16, 2010

6. Representations
          Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          Response: The Company acknowledges the Staff’s comment and confirms the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further questions or comments concerning the Registration Statement or this response letter to the undersigned at (901) 543-5979 or ssiddiqui@bassberry.com.
Sincerely,
/s/ Sehrish Siddiqui
Sehrish Siddiqui